August 3, 2018

Mr. Gregory Dundas

Attorney Advisor

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

Washington, D.C. 20549

VIA EDGAR as CORRESPONDENCE filing

Re:	Universal Health Services, Inc. (“UHS”)

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 28, 2018

File No. 001-10765

Dear Mr. Dundas:

This letter is being written in connection with the Staff’s examination of the filing referenced above. Set forth below are our responses to the comments included in the Staff’s letter to us dated July 11, 2018.

Risk Factors

We are subject to pending legal actions …. page 12

1)

Please revise to discuss more fully the potential impact of the several government investigations and lawsuits alleging serious and extensive fraudulent practices on the part of the company and its subsidiaries on the company’s reputation, brand, and stock price. In addition to the formal proceedings discussed in this annual report, we note extensive negative publicity resulting from allegations made in a journalistic investigation conducted in 2017 by BuzzFeed News.

Response:

In response to the Staff’s comment related to the above-referenced Risk Factor contained in Item 1A. of our Form 10-K for the year ended December 31, 2017, we intend to make the revisions indicated and underlined below. We plan to include this updated Risk Factor, as revised below, in Item 1A. Risk Factors in our Form 10-Q for the quarterly period ended June 30, 2018, which we currently plan to file on August 8, 2018.

We are subject to pending legal actions, purported stockholder class actions and derivative lawsuits, governmental investigations and regulatory actions.

We, our subsidiaries, PSI, and its subsidiaries, are subject to pending legal actions, governmental investigations and regulatory actions (see Item ~~3~~1-Legal Proceedings).

Defending ourselves against the allegations in the lawsuits and governmental investigations, or similar matters and any related publicity, could potentially entail significant costs, ~~and~~ could require significant attention from our management and our reputation could suffer significantly. We are unable to predict the outcome of these matters or to reasonably estimate the amount or range of any such loss; however, these lawsuits and the related publicity and news articles that have been published concerning these matters could have a material adverse effect on our business, financial condition, results of operations and/or cash flows which in turn could cause a decline in our stock price.

We are and may become subject to other loss contingencies, both known and unknown, which may relate to past, present and future facts, events, circumstances and occurrences. Should an unfavorable outcome occur in some or all of our legal proceedings or other loss contingencies, or if successful claims and other actions are brought against us in the future, there could be a material adverse impact on our financial position, results of operations and liquidity.

In particular, government investigations, as well as qui tam and stockholder lawsuits, may lead to material fines, penalties, damages payments or other sanctions, including exclusion from government healthcare programs. Settlements of lawsuits involving Medicare and Medicaid issues routinely require both monetary payments and corporate integrity agreements, each of which could have a material adverse effect on our business, financial condition, results of operations and/or cash flows.

Legal Proceedings, page 34

2)

Please revise this section throughout to provide more robust disclosure regarding the nature of each investigation discussed, to your best knowledge, and the factual bases underlying the allegations made in the various lawsuits, as well as the relief sought. We note, as an example only, that in the derivative case filed in Philadelphia County in March 2017, you state only that the suit “alleges breaches of fiduciary duty and other allegedly wrongful conduct”. In contrast, the compliant cites numerous specific allegations, including constructive fraud, corporate waste and unjust enrichment, and seeks several forms of relief, including disgorgement of all unjust profits, benefits, and other compensation obtained by the individual defendants. Refer to Item 103 of Regulation S-K.

Response:

We have carefully reviewed the Staff’s comment regarding our disclosure of pending legal proceedings, and have reviewed our previous relevant disclosures.

Government Investigations

Our Exchange Act filings commencing with our Form 10-K for the year ended December 31, 2012, have disclosed OIG subpoenas directed at UHS concerning it and UHS of Delaware, Inc., and several UHS owned facilities (which were identified). As additional subpoenas and Civil Investigative Demands were received, these disclosures were updated on a timely basis. Starting with and subsequent to our Form 10-K for the year ended December 31, 2014, we have disclosed that the “DOJ has advised us that the civil aspect of the coordinated investigation in connection with the behavioral health facilities named above is a False Claim Act investigation focused on billings submitted to government payers in relation to services provided at those facilities.” We have also disclosed, since our Form 10-Q for the period ended March 31, 2014, a related investigation by DOJ’s Criminal Frauds Section based on a referral from the Civil Division. Recent disclosures also included information on reserves that have been recorded in connection with the civil aspect of these matters, even while accurately stating that we cannot predict the ultimate resolution of these matters. Our disclosures have been consistent with other disclosures on similar matters involving the Company or its subsidiaries.

While we believe that those disclosures satisfy the requirements of the regulation, pursuant to the Staff’s comments, we will revise these disclosures to include the information requested by the Staff. We plan to include these updated disclosures, as revised and underlined below, in our Form 10-Q for the quarterly period ended June 30, 2018, which we currently plan to file on August 8, 2018.

Litigation

We likewise believe that our disclosures regarding pending litigation have complied with all applicable SEC requirements. Our disclosures describe the factual basis of the shareholder class action to be allegations “that defendants violated the federal securities laws relating to the disclosures made in public filings associated with practices at our behavioral health facilities.” Likewise, the first of the shareholder derivative cases is described as asserting “breaches of fiduciary duties and other allegedly wrongful conduct by the members of the Board of Directors and certain officers of Universal Health Services, Inc. relating to practices at our behavioral health facilities,” and others are described as making “substantially similar allegations and claims based upon alleged violations of federal securities laws as well common law causes of action against the individual defendants.” Investors thus have been informed that the factual basis underlying these proceedings are claims arising from practices at certain of our behavioral health facilities. Indeed, our “Legal Proceedings” disclosures about pending litigation in our 2017 Form 10-K are consistent with the disclosures we have made for many years.

Nevertheless, in response to the Staff’s comments, we will revise these disclosures to include the information requested by the Staff. We plan to include these updated disclosures, as revised and underlined below, in our Form 10-Q for the quarterly period ended June 30, 2018, which we currently plan to file on August 8, 2018.

Below is the legal proceedings disclosure in its entirety, as revised, and intended to be included in our Form 10-Q for the quarterly period ended June 30, 2018.

Item 1. Legal Proceedings

We operate in a highly regulated and litigious industry which subjects us to various claims and lawsuits in the ordinary course of business as well as regulatory proceedings and government investigations. These claims or suits include claims for damages for personal injuries, medical malpractice, commercial/contractual disputes, wrongful restriction of, or interference with, physicians’ staff privileges, and employment related claims. In addition, health care companies are subject to investigations and/or actions by various state and federal governmental agencies or those bringing claims on their behalf. Government action has increased with respect to investigations and/or allegations against healthcare providers concerning possible violations of fraud and abuse and false claims statutes as well as compliance with clinical and operational regulations. Currently, and from time to time, we and some of our facilities are subjected to inquiries in the form of subpoenas, Civil Investigative Demands, audits and other document requests from various federal and state agencies. These inquiries can lead to notices and/or actions including repayment obligations from state and federal government agencies associated with potential non-compliance with laws and regulations. Further, the federal False Claim Act allows private individuals to bring lawsuits (qui tam actions) against healthcare providers that submit claims for payments to the government. Various states have also adopted similar statutes. When such a claim is filed, the government will investigate the matter and decide if they are going to intervene in the pending case. These qui tam lawsuits are placed under seal by the court to comply with the False Claims Act’s requirements. If the government chooses not to intervene, the private individual(s) can proceed independently on behalf of the government. Health care providers that are found to violate the False Claims Act may be subject to substantial monetary fines/penalties as well as face potential exclusion from participating in government health care programs or be required to comply with Corporate Integrity Agreements as a condition of a settlement of a False Claim Act matter. In September 2014, the Criminal Division of the Department of Justice (“DOJ”) announced that all qui tam cases will be shared with their Division to determine if a parallel criminal investigation should be opened. The DOJ has also announced an intention to pursue civil and criminal actions against individuals within a company as well as the corporate entity or entities. In addition, health care facilities are subject to monitoring by state and federal surveyors to ensure compliance with program Conditions of Participation. In the event a facility is found to be out of compliance with a Condition of Participation and unable to remedy the alleged deficiency(s), the facility faces termination from the Medicare and Medicaid programs or compliance with a System Improvement Agreement to remedy deficiencies and ensure compliance.

The laws and regulations governing the healthcare industry are complex covering, among other things, government healthcare participation requirements, licensure, certification and accreditation, privacy of patient information, reimbursement for patient services as well as fraud and abuse compliance. These laws and regulations are constantly evolving and expanding. Further, the Affordable Care Act has added additional obligations on healthcare providers to report and refund overpayments by government healthcare programs and authorizes the suspension of Medicare and Medicaid payments “pending an investigation of a credible allegation of fraud.” We monitor our business and have developed an ethics and compliance program with respect to these complex laws, rules and regulations. Although we believe our policies, procedures and practices comply with government regulations, there is no assurance that we will not be faced with the sanctions referenced above which include fines, penalties and/or substantial damages, repayment obligations, payment suspensions, licensure revocation, and expulsion from government healthcare programs. Even if we were to ultimately prevail in any action brought against us or our facilities or in responding to any inquiry, such action or inquiry could have a material adverse effect on us.

Certain legal matters are described below:

Government Investigations:

UHS Behavioral Health

In February, 2013, the Office of Inspector General for the United States Department of Health and Human Services (“OIG”) served a subpoena requesting various documents from January, 2008 to the date of the subpoena directed at Universal Health Services, Inc. (“UHS”) concerning it and UHS of Delaware, Inc., and certain UHS owned behavioral health facilities including: Keys of Carolina, Old Vineyard Behavioral Health, The Meadows Psychiatric Center, Streamwood Behavioral Health, Hartgrove Hospital, Rock River Academy and Residential Treatment Center, Roxbury Treatment Center, Harbor Point Behavioral Health Center, f/k/a The Pines Residential Treatment Center, including the Crawford, Brighton and Kempsville campuses, Wekiva Springs Center and River Point Behavioral Health. Prior to receipt of this subpoena, some of these facilities had received independent subpoenas from state or federal agencies. Subsequent to the February 2013 subpoenas, some of the facilities above have received additional, specific subpoenas or other document and information requests. In addition to the OIG, the DOJ and various U.S. Attorneys’ and state Attorneys’ General Offices are also involved in this matter. Since February 2013, additional facilities have also received subpoenas and/or document and information requests or we have been notified are included in the omnibus investigation. Those facilities include: National Deaf Academy, Arbour-HRI Hospital, Behavioral Hospital of Bellaire, St. Simons By the Sea, Turning Point Care Center, Salt Lake Behavioral Health, Central Florida Behavioral Hospital, University Behavioral Center, Arbour Hospital, Arbour-Fuller Hospital, Pembroke Hospital, Westwood Lodge, Coastal Harbor Health System, Shadow Mountain Behavioral Health, Cedar Hills Hospital, Mayhill Hospital, Southern Crescent Behavioral Health (Anchor Hospital and Crescent Pines campuses), Valley Hospital (AZ), Peachford Behavioral Health System of Atlanta, University Behavioral Health of Denton, and El Paso Behavioral Health System.

In October, 2013, we were advised that the DOJ’s Criminal Frauds Section had opened an investigation of River Point Behavioral Health and Wekiva Springs Center. Since that time, we have been notified that the Criminal Frauds section has opened investigations of National Deaf Academy, Hartgrove Hospital and UHS as a corporate entity. In April 2017, the DOJ’s Criminal Division issued a subpoena requesting documentation from Shadow Mountain Behavioral Health. In August 2017, Kempsville Center of Behavioral Health (a part of Harbor Point Behavioral Health previously identified above) received a subpoena requesting documentation.

In April, 2014, the Centers for Medicare and Medicaid Services (“CMS”) instituted a Medicare payment suspension at River Point Behavioral Health in accordance with federal regulations regarding suspension of payments during certain investigations. The Florida Agency for Health Care Administration (“AHCA”) subsequently issued a Medicaid payment suspension for the facility. River Point Behavioral Health submitted a rebuttal statement disputing the basis of the suspension and requesting revocation of the suspension. Notwithstanding, CMS continued the payment suspension. River Point Behavioral Health provided additional information to CMS in an effort to obtain relief from the payment suspension but the Medicare suspension remains in effect. In June 2017, AHCA advised that while they were maintaining the suspension for dual eligible and cross-over Medicare beneficiaries, the Medicaid payment suspension was lifted effective June 27, 2017. We cannot predict if and/or when the facility’s remaining suspended payments will resume in total. From inception through June 30, 2018, the aggregate funds withheld from us in connection with the River Point Behavioral Health payment suspension amounted to approximately $9 million. Although the operating results of River Point Behavioral Health did not have a material impact on our consolidated results of operations during the three and six-month periods ended June 30, 2018, or the year ended December 31, 2017, the payment suspension has had a material adverse effect on the facility’s results of operations and financial condition.

The DOJ has advised us that the civil aspect of the coordinated investigation referenced above is a False Claims Act investigation focused on billings submitted to government payors in relation to services provided at those facilities. While there have been various matters raised by DOJ during the pendency of this investigation, DOJ Civil has advised that the focus of their investigation is on medical necessity issues and billing for services not eligible for payment due to non-compliance with regulatory requirements relating to, among other things, admission eligibility, discharge decisions, length of stay and patient care issues. It is our understanding that the DOJ Criminal Fraud Section is investigating issues similar to those focused on by DOJ Civil and the other related agencies involved in this matter. UHS denies any fraudulent billings were submitted to government payors; however, we are involved in settlement discussions with the DOJ Civil Division in an attempt to resolve this matter. We recorded pre-tax increases to the to the reserve established in connection with the civil aspects of these matters amounting to $9 million during the second quarter of 2018, and $22 million during the first six months of 2018, increasing the aggregate pre-tax reserve to $43 million as of June 30, 2018. Changes in the reserve may be required in future periods as discussions with the DOJ continue and additional information becomes available. We cannot predict the ultimate resolution of these matters and therefore can provide no assurance that final amounts paid in settlement or otherwise, if any, or associated costs, will not differ materially from our established reserve.

Litigation:

U.S. ex rel Escobar v. Universal Health Services, Inc. et.al.

This is a False Claims Act case filed against Universal Health Services, Inc., UHS of Delaware, Inc. and HRI Clinics, Inc. d/b/a Arbour Counseling Services in U.S. District Court for the District of Massachusetts. This qui tam action primarily alleges that Arbour Counseling Services failed to appropriately supervise certain clinical providers in contravention of regulatory requirements and the submission of claims to Medicaid were subsequently improper. Relators make other claims of improper billing to Medicaid associated with alleged failures of Arbour Counseling to comply with state regulations. The U.S. Attorney’s Office and the Massachusetts Attorney General’s Office initially declined to intervene. UHS filed a motion to dismiss and the trial court originally granted the motion dismissing the case. The First Circuit Court of Appeals (“First Circuit”) reversed the trial court’s dismissal of the case. The United States Supreme Court subsequently vacated the First Circuit’s opinion and remanded the case for further consideration under the new legal standards established by the Supreme Court for False Claims Act cases. During the 4th quarter of 2016, the First Circuit issued a revised opinion upholding their reversal of the trial court’s dismissal. The case was then remanded to the trial court for further proceedings. In January 2017, the U.S. Attorney’s Office and Massachusetts Attorney General’s Office advised of the potential for intervention in the case. The Massachusetts Attorney General’s Office subsequently filed its motion to intervene which was granted and, in April 2017, filed their Complaint in Intervention. We are defending this case vigorously. At this time, we are uncertain as to potential liability or financial exposure, if any, which may be associated with this matter.

Shareholder Class Action

In December 2016 a purported shareholder class action lawsuit was filed in U.S. District Court for the Central District of California against UHS, and certain UHS officers alleging violations of the federal securities laws. ~~Plaintiff alleges that defendants violated federal securities laws relating to the disclosures made in public filings associated with practices at our behavioral health facilities.~~ The case was originally filed as Heed v. Universal Health Services, Inc. et. al. (Case No. 2:16-CV-09499-PSG-JC). The court subsequently appointed Teamsters Local 456 Pension Fund and Teamsters Local 456 Annuity Fund to serve as lead plaintiffs. The case has been transferred to the U.S. District Court for the Eastern District of Pennsylvania and the style of the case has been changed to Teamsters Local 456 Pension Fund, et. al. v. Universal Health Services, Inc. et. al. (Case No. 2:17-CV-02817-LS). In September, 2017, Teamsters Local 456 Pension Fund filed an amended complaint. The amended class action complaint alleges violations of federal securities laws relating to disclosures made in public filings associated with alleged practices and operations at our behavioral health facilities. Plaintiffs seek monetary damages for shareholders during the defined class period as a result of the decrease in share price following various public disclosures or reports. In December 2017, we filed a motion to dismiss the amended complaint. We deny liability and intend to defend ourselves vigorously. At this time, we are uncertain as to potential liability or financial exposure, if any, which may be associated with this matter.

Shareholder Derivative Cases

In March 2017, a shareholder derivative suit was filed by plaintiff David Heed in the Court of Common Pleas of Philadelphia County. A notice of removal to the United States District Court for the Eastern District of Pennsylvania was filed (Case No. 2:17-cv-01476-LS). Plaintiff filed a motion to remand. In December 2017, the Court denied plaintiff’s motion to remand and has retained the case in federal court. ~~The suit alleges breaches of fiduciary duties and other allegedly wrongful conduct by the members of the Board of Directors and certain officers of Universal Health Services, Inc. relating to practices at our behavioral health facilities. UHS has been named as a nominal defendant in the case.~~ In May, June and July 2017, additional shareholder derivative suits were filed in the United States District Court for the Eastern District of Pennsylvania. The plaintiffs in those cases are: Central Laborers’ Pension Fund (Case No. 17-cv-02187-LS); Firemen’s Retirement System of St. Louis (Case No. 17—cv-02317-LS); Waterford Township Police & Fire Retirement System (Case No. 17-cv-02595-LS); and Amalgamated Bank Longview Funds (Case No. 17-cv-03404-LS). The Fireman’s Retirement System case has since been voluntarily dismissed. The federal court has consolidated all of the cases pending in the Eastern District of Pennsylvania and has appointed Amalgamated Bank Longview Funds as the lead plaintiff and their counsel as lead counsel. We are awaiting the filing of a consolidated complaint from designated lead counsel. In addition, a shareholder derivative case was filed in Chancery Court in Delaware by the Delaware County Employees’ Retirement Fund (Case No. 2017-0475-JTL). In December 2017, the Chancery Court stayed this case pending resolution of other contemporaneous matters. ~~These additional~~ Each of these cases have named certain current and former members of the Board of Directors individually and certain officers of Universal Health Services, Inc. as defendants. UHS has also been named as a nominal defendant in these cases. The derivative cases make substantially similar allegations and claims as the shareholder class action relating to practices at our behavioral health facilities and board and corporate oversight of these facilities as well as claims relating to the stock trading by the individual defendants and company repurchase of shares during the relevant time period. The cases make claims of breaches of fiduciary duties by the named board members and officers; ~~based upon~~ alleged violations of federal securities laws; ~~as well as~~ and common law causes of action against the individual defendants including unjust enrichment, corporate waste, abuse of control, constructive fraud and gross mismanagement. The cases seek monetary damages allegedly incurred by the company; restitution and disgorgement of profits, benefits and other compensation from the individual defendants and various forms of equitable relief relating to corporate governance matters. ~~All of these additional cases have also named members of the UHS Board of Directors as well as certain officers of the Company.~~ The defendants deny liability and intend to defend these cases vigorously. At this time, we are uncertain as to potential liability or financial exposure, if any, which may be associated with these matters.

Chowdary v. Universal Health Services, Inc., et. al.

This is a lawsuit filed in 1999 in state court in Hidalgo County, Texas by a physician and his professional associations alleging tortious interference with contractual relationships and retaliation against McAllen Medical Center in McAllen, Texas as well as Universal Health Services, Inc. The state court has entered a summary judgment order awarding plaintiff $3.85 million in damages. With prejudgment interest, the total amount of the order amounts to approximately $9 million, for which a reserve is included in our financial statements as of both June 30, 2018 and December 31, 2017. A trial on punitive damages, emotional distress and attorneys’ fees remains to be conducted if the summary judgment order is not vacated. The case has been removed to federal court. Plaintiffs filed a motion to remand. In February 2018, the federal court denied plaintiffs’ motion to remand and retained the case in federal court. Plaintiffs filed a writ of mandamus with the 5th Circuit Court of Appeals seeking to overturn the federal court’s decision denying remand. The 5th Circuit denied Plaintiffs’ writ of mandamus. We have filed a motion for reconsideration of state court’s summary judgment order in the federal court proceeding.

Disproportionate Share Hospital Payment Matter:

In late September, 2015, many hospitals in Pennsylvania, including seven of our behavioral health care hospitals located in the state, received letters from the Pennsylvania Department of Human Services (the “Department”) demanding repayment of allegedly excess Medicaid Disproportionate Share Hospital payments (“DSH”) for the federal fiscal year (“FFY”) 2011 amounting to approximately $4 million in the aggregate. Since that time, we have received similar requests for repayment for alleged DSH overpayments for FFYs 2012 and 2013. For FFY 2012, the claimed overpayment amounts to approximately $4 million. For FFY 2013, the claimed overpayments were initially approximately $7 million but have since been reduced to approximately $2 million due to a change in the Department’s calculations of the hospital specific DSH upper payment limit. We filed administrative appeals for all of our facilities contesting the recoupment efforts for FFYs 2011 through 2013 as we believe the Department’s calculation methodology is inaccurate and conflicts with applicable federal and state laws and regulations. The Department has agreed to postpone the recoupment of the state’s share of the DSH payments until all hospital appeals are resolved but started recoupment of the federal share. The Department will likely make similar repayment demand for FFY 2014. Due to a change in the Pennsylvania Medicaid State Plan and implementation of a CMS-approved Medicaid Section 1115 Waiver, we do not believe the methodology applied by the Department to FFYs 2011 through 2013 is applicable to reimbursements received for Medicaid services provided after January 1, 2015 by our behavioral health care facilities located in Pennsylvania. We can provide no assurance that we will ultimately be successful in our legal and administrative appeals related to the Department’s repayment demands. If our legal and administrative appeals are unsuccessful, our future consolidated results of operations and financial condition could be adversely impacted by these repayments.

Matters Relating to Psychiatric Solutions, Inc. (“PSI”):

The following matters pertain to PSI or former PSI facilities (owned by subsidiaries of PSI) which were in existence prior to the acquisition of PSI and for which we have assumed the defense as a result of our acquisition which was completed in November, 2010:

Department of Justice Investigation of Riveredge Hospital

In 2008, Riveredge Hospital in Chicago, Illinois received a subpoena from the DOJ requesting certain information from the facility. Additional requests for documents were also received from the DOJ in 2009 and 2010. The requested documents have been provided to the DOJ. All documents requested and produced pertained to the operations of the facility while under PSI’s ownership prior to our acquisition. At present, we are uncertain as to the focus, scope or extent of the investigation, liability of the facility and/or potential financial exposure, if any, in connection with this matter.

Department of Justice Investigation of Friends Hospital

In October, 2010, Friends Hospital in Philadelphia, Pennsylvania, received a subpoena from the DOJ requesting certain documents from the facility. The requested documents were collected and provided to the DOJ for review and examination. Another subpoena was issued to the facility in July, 2011 requesting additional documents, which have also been delivered to the DOJ. All documents requested and produced pertained to the operations of the facility while under PSI’s ownership prior to our acquisition. At present, we are uncertain as to the focus, scope or extent of the investigation, liability of the facility and/or potential financial exposure, if any, in connection with this matter.

Other Matters:

Various other suits, claims and investigations, including government subpoenas, arising against, or issued to, us are pending and additional such matters may arise in the future. Management will consider additional disclosure from time to time to the extent it believes such matters may be or become material. The outcome of any current or future litigation or governmental or internal investigations, including the matters described above, cannot be accurately predicted, nor can we predict any resulting penalties, fines or other sanctions that may be imposed at the discretion of federal or state regulatory authorities. We record accruals for such contingencies to the extent that we conclude it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No estimate of the possible loss or range of loss in excess of amounts accrued, if any, can be made at this time regarding the matters described above or that are otherwise pending because the inherently unpredictable nature of legal proceedings may be exacerbated by various factors, including, but not limited to: (i) the damages sought in the proceedings are unsubstantiated or indeterminate; (ii) discovery is not complete; (iii) the matter is in its early stages; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; (vi) there are a large number of parties, or; (vii) there is a wide range of potential outcomes. It is possible that the outcome of these matters could have a material adverse impact on our future results of operations, financial position, cash flows and, potentially, our reputation.

Thank you for your consideration and cooperation regarding this matter.

Sincerely,

/s/ Steve Filton

Steve Filton

Executive Vice President and Chief Financial Officer

Universal Health Services, Inc.

367 South Gulph Road

King of Prussia, PA 19406

610-768-3319 (telephone)

steve.filton@uhsinc.com (email)